Mail Stop 3561

      December 19, 2005

Mr. Yossi Hajaj
Chief Financial Officer
Delta Galil Industries Ltd..
2 Kaufman Street
Tel Aviv 68012, Israel

	Re:	Form 20-F for the Year Ended December 31, 2004
		Filed June 27, 2005
      File No. 0-30020

Dear Mr. Hajaj:

		We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Operating and Financial Review and Prospects, page 25

Overview, page 25

1. In future filings, please quantify to the extent practicable the impact of each significant change between periods in key financial data or indicators in circumstances where you describe more than one business reason or cause for an overall change. For example, you should quantify:

* the increase in sales and/or expenses attributable to the acquisition of Auburn and Burlen, the impact of the strengthening of the NIS, pound sterling and euro and opening of new stores throughout your discussions;

* the changes in sales to Wal-Mart, Target, Calvin Klein, JC Penny and Victoria`s Secret in your discussions of sales by segment on page
29 and the extent to which the changes are attributable to changes in volume and/or prices;

* the write-off of doubtful accounts receivable of K-Mart in your discussion of operating income (loss) by segment in 2003 versus
2002
on page 30;

* costs associated with the closure of the manufacturing and warehousing center in Scotland in your discussion of operating income
(loss) by segment in 2003 versus 2002 on page 30;

* losses from operations with certain customers in your discussion of operating income (loss) by segment in 2004 versus 2003 on page 30; and

* the write-off of other investments in your discussion of other income, net on page 31.

In addition, please provide an analysis of the underlying causes for each significant change you identify. For example, you should disclose why:

* sales to Wal-Mart, Target, Calvin Klein, JC Penny and Victoria`s Secret and other existing customers increased or decreased in your discussions of sales by segment on page 29;

* you experienced losses from operations with certain customers in your discussion of operating income (loss) by segment in 2004 versus
2003 on page 30;

* gross profit increased in your discussions of gross profit on pages
31 and 32;

* costs to subcontractors increased and materials consumption and wages and salaries decreased in your discussion of cost of revenue on page 32; and

* the provision for doubtful accounts receivable decreased in your discussion of general and administrative expenses on page 32.

Please note that items set forth above are just examples of where your disclosure could be improved and not a complete list.


Critical Accounting Policies, page 33

2. In future filings please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results.

Liquidity and Capital Resources, page 36

3. In future filings please include an assessment of your liquidity and ability to meet your cash obligations on a short and long term basis. In doing so, please disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet your cash obligations. Please refer to Item 5(B) of
Form 20-F.

4. In future filings please disclose and provide an analysis of the most significant trends in production, sales and inventory, the state of the order book and costs and selling prices. Please also discuss any known trends or uncertainties that are reasonably likely to have a material effect on your net sales, income, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to Item 5(D) of Form 20-F.

5. In future filings please discuss in a separately-captioned section, your off-balance arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. If you do not have any off-balance arrangements please disclose that fact under the separately-captioned section. Please refer to Item 5(E) of Form 20-F.

Item 15:  Controls and Procedures, page 61

6. Please revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act as of the end of the fiscal year.

7. We note your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect those controls since the date of your evaluation. In circumstances where you include similar disclosures in future filings, please revise to state that there were no changes in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. In addition, please also confirm to us, if true, that there were no changes in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Financial Statements

Report of Independent Registered Public Accounting Firm , page F-2

8. We note the report of Kesselman & Kesselman on the financial statements of Delta Galil Industries refers to the use of other auditors for the audit of certain subsidiaries. The last sentence in the second paragraph refers to the use of other "registered" public accounting firms in two separate places. Additionally, a reference to "registered" public accounting firms is included in the third and fourth paragraphs of this report. However, it does not appear that
Ernst & Young Allied for Accounting & Auditing is registered with the
PCAOB. If all of the other auditors are not registered with the PCAOB, the report of Kesselman & Kesselman should be revised to delete these references to the use of other "registered" public accounting firms. Please advise.

Consolidated Statements of Cash Flows, page F-7

9. Please tell us what the "amounts carried to deferred charges" line item under adjustments to reconcile net income to net cash provided by operating activities represents.

10. It appears that payments related to restructuring costs should be classified as cash flows from operating activities in accordance with paragraph 23(e) of FAS 95. Please tell us your basis in GAAP for classifying payments related to restructuring costs as cash flows from investing activities or revise.

Notes to Consolidated Financial Statements, page F-11

General

11. Please disclose in future filings accumulated balances for each classification of accumulated other comprehensive income (loss) in the notes to your financial statements or on the face of your balance sheets or statements of changes in stockholders` equity. Please refer to paragraph 26 of FAS 130.

Note 2 - Acquisitions and Other Transactions, page F-19

12. We note that customer relationships of Burlen, Inc. represent the only intangible asset recognized apart from goodwill in your acquisitions. Please explain to us why no other intangible assets were acquired and recognized in the Burlen acquisition. Please also explain to us why no intangible assets were acquired in each of the other acquisitions disclosed in this note. In doing so, please:

* specifically address the marketing and customer related intangible assets and contract and technology based intangible assets (as illustrated in Appendix A of FAS 141) of the acquired businesses;
and

* describe any intangible assets that were identified and not recognized, and why the assets did not meet the recognition criteria in paragraph 39 of FAS 141.

In addition, please explain to us how you determined the estimated useful life of the customer relationships of Burlen.

Note 7 - Employee Rights Upon Retirement, page F-28

13. We note that you have deposited $5.7 million and $5.1 million at
December 31, 2004 and 2003 with insurance companies to fund severance pay liabilities. Please tell us whether these deposits are included in the "funds in respect of employee rights upon retirement" line item in your balance sheets on page F-4. If so, please tell us the other items and their amounts included in this balance sheet line item. Otherwise, please tell us the items and their amounts included in the "funds in respect of employee rights upon retirement" line item in your balance sheet for each period presented. Please also tell us, and disclose in future filings, your accounting policies for the invested funds managed by the insurance companies.

Note 12 - Supplementary Financial Statement Information, page F-43

Accounts Receivable, page F-43

14. We note the disclosure on page F-43 regarding your allowance for doubtful accounts and the disclosure of bad debt income (expenses) and allowances charged to expenses in the second paragraph in Note 1(M) on page F-14. Please provide to us a reconciliation of these disclosures. We assume that the disclosure in Note 12 regarding your allowance for bad debts is intended to meet the requirement of Item
17(a) of Form 20-F to furnish the Schedules required by Rule 12-09 of
Regulation S-X. If so, in future filings, please revise your disclosure to include all valuation accounts and reserves including those related to volume discounts and sales returns. Please also disclose additions charged to costs and expenses and additions charged to other accounts separately together with a description of the charges.

Earnings Per Share, page F-47

15. In future filings please disclose options that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to so would have been antidilutive for the periods presented. Please see paragraph 40(c) of FAS 128.

Note 15 - Segment Information

16. Please disclose in future filings the factors you used to identify your reportable segments, including the basis for organization, and whether operating segments have been aggregated. Please see paragraph 26 of FAS 131. Please tell us whether you identified your retail and wholesale business activities in Israel as separate operating segments. If so, please tell us why the retail and wholesale businesses meet the aggregation criteria set forth in paragraph 17 of FAS 131.

Independent Auditor`s Report to the Members of Delta Textiles
(London) Limited

17. We note the report of Baker Tilly on the financial statements of
Delta Textiles (London) Limited states that the financial statements are in conformity with UK GAAP, as well as in conformity with US GAAP. Please tell us whether there are any differences between UK GAAP and US GAAP for Delta Textiles (London) Limited. In this regard, we note that it was unclear whether the financial statements were prepared in accordance with UK GAAP, with a separate reconciliation to US GAAP, or whether UK GAAP and US GAAP resulted in the same amounts for Delta Textiles (London) Limited. If the latter is true, please provide to us a description of Delta Textiles (London) Limited`s business, as well as information about their total assets, total liabilities, total revenues, operating income, and net income.

Report of Ernst & Young Allied for Accounting & Auditing

18. We note the report of Ernst & Young Allied for Accounting & Auditing on the financial statements of Delta Sourcing Egypt LLC indicates the financial statements were in conformity with US GAAP.
The staff is not familiar with this accounting firm and it does not appear the firm has previously practiced before the Commission. Please tell us whether the accounting firm is affiliated with the U.S. firm of Ernst & Young LLP through the Appendix K mechanism of the former SEC Practice Session (SECPS) of the American Institute of
Certified Public Accountants (AICPA). These SECPS rules established minimum requirements for the pre-filing review of SEC filings by an expert knowledgeable about US GAAP, PCAOB Standards, U.S. auditor independence and SEC reporting requirements designated by the U.S. firm. The SECPS was replaced by the AICPA`s Center for Public Company Audit Firms and the PCAOB adopted these "Appendix K" requirements as part of their Interim Quality Control Standards (Rule
3400T). If Ernst & Young Allied for Accounting & Auditing is not affiliated with the U.S. firm of Ernst & Young LLP through this mechanism, please provide us with additional information regarding the firm and its experience in applying US GAAP, PCAOB Standards, U.S. auditor independence and SEC reporting requirements. We may have further comments.

19. We note that the report of Ernst & Young Allied for Accounting
&
Auditing refers to the "standards of the Public Company Accounting Oversight Board auditing standards generally accepted in the United
States of America." The reference to auditing standards generally accepted in the United States of America is no longer appropriate or necessary. Please revise to refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please refer to
Section III D of International Reporting and Disclosure Issues in the
Division of Corporation Finance dated November 1, 2004 located at http://www.sec.gove/divisions/corpfin/intermnatl/cfirdissues1104.h ym.

Exhibits 12.1 and 12.2

20. The certifications required by Rule 13a-14(a) or Rule 15d-
14(a)
of the Exchange should be provided exactly as set forth in Form
20-F,
except for the omissions during the transition period until the internal control over financial reporting rules are effective with respect to a particular issuer as stated by the Commission in the adopting release for the Section 404 rules and related changes to certifications. Please revise the certifications filed as exhibits in future filings to conform to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Specifically:
* the reference to "the registrant or registrant`s" throughout the certifications should be changed to "the company or the company`s;"
* the reference to Exchange Act Rules 13a-14 and 15d-14 with respect to the definition of disclosure controls and procedures in the introductory language in paragraph (4) should be changed to Exchange
Act Rules 13a-15(e) and 15d-15(e);
* the phrase "or caused such disclosure controls and procedures to be designed under our supervision" should be inserted in paragraph
(4)(a);
* the reference to "this annual report" in paragraph (4)(a) should be changed to "this report;"
* paragraph (4)(b), which may be omitted until you file the first annual report required to contain management`s internal control report and thereafter, should be changed to paragraph (4)(c);
* paragraph (6) should be changed to paragraph (4)(d);
* the reference to "the issuers" in your paragraph (6) should be changed to "the company`s;"
* the reference to "financial data" in paragraph (5)(a) should be changed to "financial information;" and
* the reference to "internal controls" in paragraph (5)(b) should be changed to "internal control over financial reporting."

Please confirm to us that your modifications to the certifications required by paragraph 12 of the Instructions as to Exhibits of Form
20-F were not intended to limit your certifications pursuant to Rule
13a-14(a) or Rule 15d-14(a) of the Exchange Act.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

	Sincerely,



								William Choi
								Branch Chief

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Mr. Yossi Hajaj
Delta Galil Industries Ltd.
December 19, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE